Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2006	For the Twelve Months Ended December 31, 2005	For the Three Months Ended March 31, 2005
Earnings
Net Income for Common	$202	$694	$170
Preferred Stock Dividend	3	11	3
Income Tax	113	330	97
Pre-Tax Income from Continuing Operations	$318	$1,035	$270
Add: Fixed Charges*	104	387	96
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$422	$1,422	$366
* Fixed Charges
Interest on Long-term Debt	$85	$333	$79
Amortization of Debt Discount, Premium and Expense	4	17	4
Other Interest	10	21	7
Interest Component of Rentals	5	16	6
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$104	$387	$96
Ratio of Earnings to Fixed Charges	4.1	3.7	3.8